Contato

www.linkedin.com/in/gabriella-alves (LinkedIn)

Principais competências

Automação de teste API com Restassured

Automação de testes mobile com Appium e Java

Resolução de problemas

Gabriella Alves

Quality Analyst Lead at Thoughtworks

João Pessoa, Paraíba, Brasil

Resumo

I am Master's in Computer Science at the Federal University of Campina Grande (UFCG), I have experience in software quality (automated and manual). I am communicative, motivated, willing to face new challenges and in search of new knowledge.

Experiência

Thoughtworks

Quality Analyst Lead

outubro de 2021 - Present (11 meses)

HypeFlame

Software Quality Specialist

maio de 2021 - outubro de 2021 (6 meses)

Porto Alegre, Rio Grande do Sul, Brazil

Invillia

QA Test Analyst

outubro de 2019 - maio de 2021 (1 ano 8 meses)

Araraquara

Conductor Tecnologia em Meios de Pagamento

QA Test Analyst

maio de 2018 - outubro de 2019 (1 ano 6 meses)

João Pessoa e Região, Brasil

HiQualy - Quality & Technology

QA Test Lead (Home Office)

agosto de 2017 - junho de 2018 (11 meses)

Campina Grande e Região, Brasil

Worked as QA Test Lead in a HiQualy project.

Performing the following activities in the development of a web application:

1) Test Planning;

2) Test Analysis and Design;
3) Manual Test Implementation and Execution, using Testlink;
4) Bugs Management, in Visual Studio Team Services Tool;
6) Reporting test summary;
7) Implementation test process in agile environment;
8) Allocation/Definition of Activity and quality management team.

Virtus, UFCG

2 anos 2 meses

QA Test Analyst

abril de 2017 - abril de 2018 (1 ano 1 mês)
Campina Grande e Região, Brasil

Worked as QA Test Analyst in a Technical and Scientific Collaboration Program between UFCG and GEMALTO.

Performing the following activities in the development of a web application:
1) Test Planning;
2) Test Analysis and Design;
3) Manual Test Implementation and Execution, using XRay in JIRA tool;
4) Automation Test Implementation, using Robot Framework;
5) Bugs Management, in JIRA tool;
6) Reporting test summary.

QA Test Lead

março de 2016 - março de 2017 (1 ano 1 mês)
Campina Grande e Região, Brasil

Worked as QA Test Lead in a Technical and Scientific Collaboration Program between UFCG and INGENICO.

Performing the following activities in the development of a mobile and POS terminal application:
1) Test Planning;
2) Prototyping using screens Balsamiq;
3) Test Analysis and Design;
4) Manual Test Implementation and Execution, using Testlink;
5) Bugs Management, in YOUTRACK tool;
6) Reporting test summary;
7) Implementation test process in agile environment;
8) Allocation/Definition of Activity and quality management team.

SPLab - Software Practices Laboratory - UFCG

QA Test Lead

dezembro de 2014 - março de 2016 (1 ano 4 meses)

Campina Grande e Região, Brasil

Worked as QA Test Lead in a Technical and Scientific Collaboration Program between UFCG and DL.

Performing the following activities in the development of a mobile and web application:

1) Test Planning;
2) Prototyping using screens Balsamiq;
3) Test Analysis and Design;
4) Manual Test Implementation and Execution, using Testlink;
5) Automation Test Implementation, using Selenium WebDriver;
5) Bugs Management, in TRAC tool;
6) Reporting test summary;
7) Implementation test process in agile environment;
8) Allocation / Definition of activities and quality management team.

DATAPREV

Trainee

dezembro de 2012 - dezembro de 2013 (1 ano 1 mês)

João Pessoa e Região, Brasil

Performing the following activities in the development of web application:

1) Test Planning;
2) Test Analysis and Design;
3) Manual Test Implementation and Execution.

Formação acadêmica

UFCG - Universidade Federal de Campina Grande/PB

Master in Computer Science, Software Quality · (2015 - 2017)

Universidade Federal da Paraíba

Licentiate degree, Computer Science · (2009 - 2014)